April 6, 2010

Ms. Jessica Barberich
Assistance Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:  Realmark Property Investors Limited Partnership - V

Dear Ms. Barberich:

This letter is in response to your letter dated January 26, 2010 regarding Realmark Property Investors Limited Partnership - V filing of Form 10-K for the year ended December 31, 2008.

(c) Property and Equipment, page F-6

1.
We are unable to estimate the cost to sell Commercial Park West due to different fees, cost and regulation associated with each state.  The current asking price for the property is $4,250,000.  Below is a detail of comparable properties that are for sale in the area of Commercial Park West.  The average price per square foot from the detail below is $102.  The property being held for sale is approximately 36,000 square feet therefore making the asking price of the property $118 per square foot.  Based on comparable properties for sale in the area, management believes that the asking price is fair market value and reasonable.  Also, there has been one letter of intent to purchase the property on February 13, 2007 for the amount of $3,850,000.

Property Address	Sale Price	Square Feet	Price Per Square Foot	Distance From EOP

68 T.W. Alexander Drive
Durham, NC 27709	$ 7,500,000	60,000	$ 125	7.8 Miles

2905 Meridan Parkway
Durham, NC 27713	$ 4,523,755	39,337	$ 115	6.8 Miles

4105 Hospon Road
Durham, NC 27713	$ 3,290,000	50,000	$ 66	10.8 Miles

Ms. Jessica Barberich
April 6, 2010

Sincerely,

Realmark Property Investors
     Limited Partnership - V

/s/Joseph M. Jayson
Individual General Partner